UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o Portland House,
Stag Place,
London SW1E 5RS,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐
No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐
No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Global Ship Lease, Inc. (the “Company”) for the Company’s Special Meeting of Shareholders scheduled to be held on March 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GLOBAL SHIP LEASE, INC. (registrant)

Dated: March 1, 2019	By:	/s/Ian J. Webber
Ian J. Webber
Chief Executive Officer

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.

February 21, 2019

Enclosed is a Notice of the Special Meeting of Shareholders (the “Special Meeting”) of Global Ship Lease, Inc. (the “Company”) which will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on March 20, 2019 at 2:00 p.m. local time, the Company’s Proxy Statement, and related materials.

At the Special Meeting, holders of the Company’s common shares and Series C Perpetual Preferred Shares (the “Shareholders”) will consider and vote upon the following proposal:

To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common stock at a ratio of not less than one-for-two and not more than one-for-20 and in the aggregate at a ratio of not more than one-for-100, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”) in its discretion and to authorize the Board to implement any such reverse stock split or splits at any time prior to the date of the Company’s 2020 Annual Meeting of Shareholders (the “Proposal”).

Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at the Special Meeting. To constitute a quorum, there must be present, either in person or by proxy, Shareholders representing at least a majority of the total voting rights of the Shareholders. If less than a quorum is present, Shareholders representing a majority of the voting rights of those shares held by Shareholders present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.

You are cordially invited to attend the Special Meeting in person. If you attend the Special Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE SPECIAL MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE SPECIAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON FEBRUARY 14, 2019.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

By:	/s/Ian J. Webber
Ian J. Webber
Chief Executive Officer

GLOBAL SHIP LEASE, INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

February 21, 2019

NOTICE IS HEREBY given that a special meeting (the “Special Meeting”) of the holders of the Company’s common shares and Series C Perpetual Preferred Shares (the “Shareholders”) of Global Ship Lease, Inc. (the “Company”) will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on March 20, 2019 at 2:00 p.m. local time for the following purposes, which are more completely set forth in the accompanying Proxy Statement:

To approve one or more amendments to the Company’s Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common stock at a ratio of not less than one-for-two and not more than one-for-20 and in the aggregate at a ratio of not more than one-for-100, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”) in its discretion and to authorize the Board to implement any such reverse stock split or splits at any time prior to the date of the Company’s 2020 Annual Meeting of Shareholders (the “Proposal”).

The Board has fixed the close of business on February 14, 2019 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.

To constitute a quorum, there must be present, either in person or by proxy, Shareholders representing at least a majority of the total voting rights of the Shareholders. If less than a quorum is present, Shareholders representing a majority of the voting rights of those shares held by Shareholders present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE SPECIAL MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE SPECIAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON FEBRUARY 14, 2019.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Maria Danezi
Maria Danezi
Secretary

_____________________
PROXY STATEMENT
FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 20, 2019
_____________________

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Special Meeting (the “Special Meeting”) of the holders of the Company’s common shares and Series C Perpetual Preferred Shares (the “Shareholders”) to be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on March 20, 2019 at 2:00 p.m. local time, or at any adjournment or postponement  thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about February 21, 2019 to the Shareholders entitled to vote at the Special Meeting.

Voting Rights and Outstanding Shares

On February 14, 2019 (the “Record Date”), the Company had issued and outstanding 79,543,921 Class A common shares, par value $0.01 per share, and 250,000 Series C Perpetual Preferred Shares, par value $0.01 per share. Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each common share then held and 310 votes for each Series C Perpetual Preferred Share then held. To constitute a quorum, there must be present, either in person or by proxy, Shareholders representing at least a majority of the total voting rights of the Shareholders. The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Special Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.

The Class A common shares of the Company are listed on the New York Stock Exchange under the symbol “GSL.”

Revocability of Proxies

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL

APPROVAL OF ONE OR MORE AMENDMENTS TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE COMPANY’S ISSUED COMMON STOCK, EACH AT A RATIO OF NOT LESS THAN ONE-FOR-TWO AND NOT MORE THAN ONE-FOR-20 AND IN THE AGGREGATE AT A RATIO OF NOT MORE THAN ONE-FOR-100

General

The Board has approved, and is hereby soliciting shareholder approval of, one or more amendments to the Company’s Amended and Restated Articles of Incorporation substantially in the form attached hereto as Exhibit I, to effect a reverse stock split of the Company’s issued Class A common shares, par value $0.01 per share (the “Class A Common Shares”), at a ratio of not less than one-for-two and not more than one-for-20 individually and of not more than one-for-100 in the aggregate (each, an “Amendment”).  A vote FOR the Proposal will constitute approval of one or more Amendments, providing for the combination, except as explained below with respect to fractional shares, of any number of the Class A Common Shares between and including two and 20 into one common share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement any reverse stock split or splits and, if so, to select, for each reverse stock split, which of the approved exchange ratios within that range will be implemented. If the Shareholders approve the Proposal, the Board or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select one of the approved reverse stock split ratios and effect an approved reverse stock split by filing an Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Proposal. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of an Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

The par value of the Class A Common Shares will not change, and the number of authorized Class A Common Shares will remain two hundred fourteen million (214,000,000), following any such reverse stock split.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of any reverse stock split. If Shareholders approve the Proposal, any reverse stock split will be effected, if at all, only upon a determination by the Board that such reverse stock split is in the Company’s and the Shareholders’ best interests at that time. In connection with any determination to effect a reverse stock split, the Board, or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the range approved by the Shareholders. These determinations will be made by the Board with the intention to create the greatest marketability of the Company’s common shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed with, and abandon, the reverse stock splits contemplated in this Proposal if it determines, in its sole discretion, that implementing the reverse stock split is not in the best interests of the Company and its Shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to effect the reverse stock split is to increase the market price of the Company’s common shares. The Board may effect the proposed reverse stock split if it believes that a decrease in the number of common shares outstanding is likely to improve the market price for the Company’s common shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its Shareholders.

The New York Stock Exchange has several listing criteria that companies must satisfy in order to maintain their listing, including that the Company’s Class A Common Shares maintain an average closing price that is not less than $1.00 per share. The Company believes that effecting one or more reverse stock splits will help it regain or maintain compliance with the minimum closing price per share listing requirement for listing its Class A Common Shares on the New York Stock Exchange.

The Company received a written notification from New York Stock Exchange dated November 6, 2018, indicating that the Company was not in compliance with this minimum $1.00 per share closing price requirement for continued listing on the New York Stock Exchange. The applicable cure period to regain compliance with such requirement is six months following receipt of the notification. The Company has not yet regained compliance with this requirement.

In addition, the Company believes that the increased market price for its common shares that is expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Company’s common shares and will encourage interest and trading in the Company’s common shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise the market price of its common shares to a level where its common shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher share price after a reverse stock split could alleviate this concern.

There can be no assurance that any reverse stock split, if implemented, will achieve any of the desired results.  There also can be no assurance that the price per common share immediately after any reverse stock split, if implemented, will increase proportionately with the reverse stock split ratio, or that any increase will be sustained for any period of time.

Procedures for Exchange of Class A Common Shares

As soon as practicable after the effective date of any reverse stock split, the Company’s Shareholders will be notified that such reverse stock split has been effected. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of Class A Common Shares.

Shareholders holding Class A Common Shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Shareholders should surrender to the exchange agent certificates representing pre-split Class A Common Shares in exchange for certificates representing post-split Class A Common Shares. No new Class A Common Shares will be issued to a Shareholder until such Shareholder has surrendered such Shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split Class A Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Class A Common Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding Class A Common Shares in book-entry form with the transfer agent need not take any action to receive post-split Class A Common Shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split Class A Common Shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of Class A Common Shares held following the reverse stock split.

Upon any reverse stock split, the Company intends to treat Class A Common Shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose Class A Common Shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Class A Common Shares in “street name.”  However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the reverse stock split and making payment for fractional shares. If a Shareholder holds Class A Common Shares with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with any reverse stock split. Shareholders of record who otherwise would be entitled to receive  fractional shares because they hold a number of pre-split Class A Common Shares not evenly divisible by the number of pre-split Class A Common Shares for which each post-split Class A Common Share is to be exchanged, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the Shareholder would otherwise be entitled multiplied by the closing price of the Class A Common Shares on the last trading day prior to the effective  date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote

Adoption of the Proposal requires the affirmative vote of the holders of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at the Special Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OR SPLITS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Abstentions are counted as present for purposes of determining a quorum. Abstentions and broker non-votes will have the effect of voting AGAINST the Proposal.

OTHER MATTERS

No other matters are expected to be presented for action at the Special Meeting. Should any additional matter come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Maria Danezi
Maria Danezi
Secretary

February 21, 2019

EXHIBIT I

If the Proposal is adopted by the affirmative vote of a majority of all votes eligible to be cast by Shareholders entitled to attend and vote at the Special Meeting, the Company’s Amended and Restated Articles of Incorporation, as amended, may be amended to include the following language in order to give effect to the reverse stock split of the Company’s common shares.

“Effective with the commencement of business on [_____________],  2019 [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between two and 20 to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [_________] to [________] as adjusted for the cancellation of fractional shares. The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[______] to $[_____] as adjusted for the cancellation of the fractional shares and the amount of $[_____] as adjusted for the cancellation of fractional shares is allocated to surplus.”

GLOBAL SHIP LEASE

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m., Eastern Time, on March 19, 2019.

Online

Go to **www.envisionreports.com/GSL** or scan the QR code – login details are located in the shaded bar below.

Phone

Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/GSL

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals – The Board of Directors recommend a vote FOR the following Proposal.

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ITEM 1.

B Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		

1 U P X

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02Z08A

Important notice regarding the Internet availability of proxy materials for the Special Meeting of Shareholders.
The Proxy Statement is available at: **http://www.envisionreports.com/GSL**

Small steps make an impact.
Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GSL

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — GLOBAL SHIP LEASE, INC.

Special Meeting of Shareholders — March 20, 2019

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints Ian Webber and Thomas Lister, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Global Ship Lease, Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Shareholders of the Company to be held on March 20, 2019 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked, dated and signed, on the other side)

C Non-Voting Items

Change of Address – Please print new address below.

Comments – Please print your comments below.